Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

April 10, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner, Attorney-Advisor

Washington, D.C. 20549

RE:        First Rate Staffing Corporation

Registration Statement on Form S-1

File No. 333-184910

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form S-1 for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated February 11, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. We note your response to comment 1 from our letter dated December 10, 2012. We view the offering by the selling shareholders as an indirect primary offering by the company through the selling shareholders who are acting as statutory underwriters. You must fix the offering price of the shares being offered for the duration of the offering because you are not eligible to conduct an at-the-market equity offering under Rule 415(a)(4). This is because you are not eligible to conduct a primary offering on Form S-3. For further guidance, refer to the following:

•	Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Rules, Interpretive Response 612.09, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml;

•	Rule 415(a)(1)(x) and (a)(4); and

•	Form S-3 General Instructions I.B.1 and I.B.6.

Response: We have reviewed the guidance offered by the Commission, including Interpretive Response 612.09 and Rule 415. However, we respectfully request that the Commission reevaluate its position that the selling shareholders are conducting an indirect primary offering on behalf of the Company. Although the question involved is “a difficult factual one” in any instance, we believe that in the case here the offering is not made on behalf of the issuer. In this regard, please note the factors cited in Interpretive Response 612.09 cited by the Commission, highlighting such factors as the recipient of the proceeds. Here, the Company will receive no proceeds from sales of the Company’s shares by selling shareholders. The selling shareholders are not in the business of underwriting securities and are not acting merely as a conduit for the issuer. For example, please note that many of the shares being sold were acquired for actual consideration and are now being sold at least 6 months after their original issuance to the shareholders. In addition, although a few shareholders are related to one another, most of the shareholders have no relation to one another or employment of formal affiliation with the Company (see response to comment 16 below for a further discussion of this issue).

Risk Factors, page 7

A substantial portion of the assets of the Company are pledged…, page 12

2. We note your response to comment 10 from our letter dated December 10, 2012 in regards to the portion of your assets pledged as collateral under these agreements; however please revise to address and explain the circumstances in which the lenders may foreclose on the collateral.

Response: We have revised this risk factor in the S-1 to include these circumstances.

The Shares being offered by the Company may be subject to resale restrictions..., page 12

3. We note your response to comment 7 from our letter dated December 10, 2012. Please note that Rule 144(i) applies to issuers who are currently or were previously shell companies. Refer to Rule 144(i)(1)(i) and (ii). Moosewood Acquisition Company was a shell company as defined in Rule 405 of the Securities Act; however, Moosewood Acquisition Corporation was not a “business combination related shell company” as defined in Rule 405. Therefore, Rule 144(i) applies to the resales of your shares initially issued by the company. Please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under “Shares Eligible for Future Sale” on page 35 to discuss Rule 144(i).

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Response: We note the comment from the Commission, but we are confused by this position. First, as to being a business combination related shell company, the definition of “business combination related shell company” specifically includes a shell company, such as Moosewood Acquisition Company (“Moosewood”), that was formed for the purpose of completing a business combination transaction among one or more entities other than the shell company, none of which is a shell company. Moosewood was formed for the purpose of completing a merger and acquisition transaction with First Rate Staffing, Inc. and First Rate Staffing, LLC. Neither of these two First Rate entities were shell companies. Accordingly, per the express definition of a “business combination related shell company” in Rule 405, the Company should not be subject to Rule 144(i). We believe that this analysis supports the conclusion that Moosewood was indeed a business combination related shell company, as specifically noted in the Form 10 and Forms 8-K of Moosewood filed in the months prior to the initial Form S-1 being filed.

Second, even if the Company was subject to Rule 144(i) by virtue of Rule 144(i)(1)(ii), Rule 144(i)(2) expressly provides that “[n]othwithstanding paragraph (i)(1)” of Rule 144, if the Company was (A) previously an issuer described in Rule 144(i)(1)(i), but is no longer such an issuer, and (B) is subject to the reporting requirements of the Exchange Act and has filed all reports thereunder during the preceding 12 months, and (C) and has filed current Form 10 information, then the securities may be sold under Rule 144(i) after one year. The Company meets these criteria also as it is a filer of reports under the Exchange Act (and has been for the past 12 months) and also previously filed Form 10 information.

There has been no prior public market for the Company’s securities…, page 12

4. We note your revision regarding application for quotation of your common stock on the OTC Bulletin Board on page 12. However, please revise the inappropriate references on page 5 and page 17.

Response: We have revised these references and information pertaining to the application for quotation of the Company’s common stock on the OTC Bulletin Board.

Plan of Distribution, page 15

5. You disclose in the first paragraph of this subsection that “[t]he Company and the selling shareholders are seeking an underwriter, broker-dealer or selling agent to sell the Shares.” Please note that if the selling shareholders intend to use underwriters in the future in connection with this offering you will have to file a post-effective amendment to this registration statement (not prospectus supplements) to reflect the change in the plan of distribution. Refer to Item 512(a)(1)(iii) of Regulation S-K.

Response: At present, neither the Company nor the selling shareholders has located a broker-dealer, underwriter or selling agent to sell the Shares. If a suitable broker-dealer, underwriter or selling agent is located prior to the effectiveness of the registration statement, the Company would plan to disclose the same in the Form S-1 prior to the effective date of the registration statement. Alternatively, if the broker-dealer, underwriter or selling agent is located after the registration statement is declared effective, the Company would plan to file a post-effective amendment to the registration statement to include new material information or any material change to information included in the plan of distribution.

Resales of the Securities under State Securities Laws, page 16

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6. Please address whether the shares being offered by the selling shareholders pursuant to this registration statement are “covered securities” under Section 18 of the Securities Act. If not, indicate in what states you intend to sell your shares and confirm that the sale of your shares is exempt from registration in those states or that you intend on registering your shares in those states or selling only to qualified purchasers. Currently your disclosure only addresses resales of the shares received by purchasers in the offering.

Response: The Shares being offered by the selling shareholders are not currently “covered securities” under the Securities Act. The Company has not heretofore compiled a list of States in which the sale of Shares will occur by selling shareholders. The Company does plan to work with selling shareholder to evaluate and comply with applicable “blue sky” laws at or immediately prior to the effectiveness of the instant registration statement.

The Company, page 24

Relationship with Tiber Creek Corporation, page 24

7. You disclose that Tiber Creek Corporation “holds interests in inactive Delaware corporations which may be used by issuers (such as the Company) to reincorporate their business in the State of Delaware and capitalize the issuer at a level and in a manner (i.e. the number of authorized shares and rights and preferences of shareholders) that is appropriate for a public company.” Please add disclosure describing any other of these blank check companies with which Tiber Creek Corporation, MD Americus, LLC, James Cassidy and James McKillop may have been involved. We encourage the use of tables to present the following information:

•	Disclose the name of each company, the public reporting status of the company and the date the company filed its initial registration statement (or, if different, the date Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates became involved with the company). Describe any mergers or acquisitions with each company, including any consideration given and received and the amount of any retained interest by Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates.

•	If applicable, describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management’s subsequent involvement in each company.

•	Disclose whether any transaction resulted in termination of Tiber Creek Corporation’s, MD Americus, LLC’s, James Cassidy’s and James McKillop’s association with the company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction

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•	Describe any registrations statements with which Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates were involved in connection with or following any acquisition and change in control transactions. Disclose the amount of shares sold by Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates pursuant to these registration statements and the amount of proceeds they received.

•	Provide a cross-reference to this table under “Certain Relationships and Related Transactions” on page 33.

Response: The disclosure that we have provided regarding Tiber Creek Corporation (“Tiber Creek”) and its role/involvement with the Company is using is standard disclosure that has been approved by the Commission in previous registration statements that are similar to the instant Form S-1. Accordingly, we seek additional clarification on why this substantial level of disclosure regarding Tiber Creek, Mr. Cassidy and Mr. McKillop is required in the instant Form S-1 filing. It is unclear that disclosure of all of these other various transactions and registration statements is actually material or relevant information to this instant registration statement. Please reconsider this comment or provide us with applicable legal authority or documentation from the Commission so that we can better understand this issue and the request.

Capital Resources, page 29

8. We note your response to comment 34 from our letter dated December 12, 2012. Please revise your disclosure to discuss the extent to which you have relied on financing from related parties. Please quantify and disclose the nature of these financing arrangements.

Response: We have revised the applicable disclosure in the Form S-1 to address these details.

9. We note your revised disclosure regarding your liquidity. You disclose that the company may borrow sources of funds from its officers and directors on an as needed basis. Please reconcile this statement with other statements, for example under “Certain Relationships and Related Transactions” and “Capital Resources,” where you disclose that you do not plan or foresee such financing arrangements in the future.

Response: The Company does not presently anticipate any additional borrowing from related parties. The applicable disclosure has been updated to harmonize these sections and reflect the current situation.

Discussion of Nine Months ended September 30, 2012 for First Rate California, page 30

Discussion of Nine Months ended September 30, 2012 for First Rate Nevada, page 30

10. Please continue to expand your disclosure to provide a more detailed discussion. For example, in the discussion of your results of operations, clearly disclose and quantify each material factor that contributed to changes in revenues and net income (loss). In this regard, please quantify the amount of “professional fees and costs of preparing for the Company’s status as a public company and conducting this offering” and the increase in workers’ compensation costs. As another example, in the discussion of your cash flows from operating activities and financing activities, discuss and quantify material changes in line items in each period.

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Response: We have included additional disclosure in this section in order to provide a more detailed discussion in the Form S-1. This section has been updated from the period ended September 30, 2012 to the year ending December 31, 2012.

Discussion of the Year ended December 31, 2011 for First Rate California, page 30

Discussion of the Year ended December 31, 2011 for First Rate Nevada, page 30

11. Please revise this discussion to provide the more detailed disclosure requested in comment 35 from our letter dated December 10, 2012 and comment 10, above.

Response: We have included additional disclosure in this section in order to provide a more detailed discussion in the Form S-1.

Management, page 29

12. Please revise to disclose the name and principal business of any corporation or other organization in which Mr. Blake and Ms. Mautz carried on employment as stated in your disclosure. See Item 401(e) of Regulation S-K. Also disclose the dates that each named executive officer worked at the companies identified in their biographies.

Response: The additional information has been added in the applicable biographies in the Form S-1.

Executive Compensation, page 31

13. Please update your disclosure for the fiscal year ended 2012.

Response: The disclosure has been updated for the year ended 2012.

Certain Relationships and Related Transactions, page 33

14. We note your response to comment 37 from our letter dated December 10, 2012. Please disclose the substance of your response so that the reasons for the advances and payments are clear. Also, disclose whether the company intends to continue this financing arrangement.

Response: The substance of the prior response and the additional disclosure has been added to the section “Certain Relationships and Related Transactions” under the Form S-1.

Selling Shareholders, page 33

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15. Please disclose when the selling shareholders purchased their shares and the consideration paid for the shares.

Response: The dates on which the selling shareholders received their shares and the consideration for such shares is now listed at the end of the section “Selling Shareholders” in the Form S-1.

16. Please clarify whether any of the selling shareholders are affiliated with the company and its officers, directors and affiliates or the predecessor of the company and its affiliates. In this regard, we note that several selling shareholders share the same last name as the company’s officers and director. Refer to Item 507 of Regulation S-K.

Response: All shareholders sharing the last name as officers and directors of the Company are relatives. No other shareholders are of relatives of officers and directors of the Company or otherwise employed by, or hold any type of position, with the Company. The family relationships that exist are already disclosed in the Form S-1.

Financial Statements

17. We note your response to comment 39 from our letter dated December 10, 2012. Please revise to present First Rate California and First Rate Nevada in separate columns within your pro forma presentation and provide pro forma income statements for each fiscal year and interim period for which historical financial statements have been provided. Further, we have not been able to locate the pro forma financial statements in your amended Form S-1, please revise accordingly.

Response: The updated financial statements (pro forma) are attached with the instant Form S-1 filing.

Statements of Cash Flows for the Period Ending September 30, 2012

18. We note that the statement of cash flows is presented from inception to September 30, 2012; however, it appears that you may have a typographical error in the header. Please correct the inception date to read April 20, 2011 rather than September 21, 2011 or explain.

Response: These financial statements have been updated from the nine months ending September 30, 2012 to the year ended December 31, 2012.

Notes to Financial Statements for the period ended September 30, 2012.

Note 2. Basis of Presentation

Revenue Recognition, page 7

19. We note your response to comment 23 and that through your “guarantee”, you may refund the cost of an individual up to eight hours without specific conditions or limitations. Additionally, we note your disclosure of certain non-billable events. Please revise to describe your accounting policy relating to your employee guarantee policy and non-billable events. Please also revise the related note disclosure in the financial statements of First Rate Staffing, LLC as applicable.

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Response: The Company credits the client(s) invoice(s) for up to eight hours per individual employee(s). This credit is applied to sales, reducing revenue by the amount of the credit. The employee(s)’ pay and all associated cost are recorded in the cost of goods sold. Non- billable events typically occur when employee(s) arrive for the first time for work at a client(s). The client(s) at times elect not to put that individual(s) to work. The Company will pay the employee for two hours for arriving at the assignment. This occurrence becomes a non-billable item. Employee(s) are paid for time for the purpose of having them arrive for the next assignment.

Recent Sales of Unregistered Securities, page 38

20. Please disclose the business reasons for issuing 500,000 shares for the nominal consideration of $50 from July through October 2012. Disclose whether Tiber Creek Corporation or its affiliates assisted with the offering.

Response: We have included this disclosure in “Recent Sales of Unregistered Securities” in the Form S-1. Tiber Creek Corporation or its affiliates did not assist with this offering.

Exhibits

21. Please file any contracts with Tiber Creek Corporation and its affiliates, including any consulting contracts. Also file the promissory note agreements with Mr. Cliff Blake.

Response: The Company is including as an exhibit in the attached Form S-1 filing its consulting contract with Tiber Creek Corporation. In addition, the Company is filing the promissory note agreements with Mr. Blake as an exhibit.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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